UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 000-53315

NOTIFICATION OF LATE FILING	CUSIP NUMBER 92835C 101

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VISION INDUSTRIES CORP.

Full Name of Registrant

CHEETAH CONSULTING, INC.

Former Name if Applicable

17383 W. Sunset Blvd., Suite A290

Address of Principal Executive Office (Street and Number)

Pacific Palisades, California 90272

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On or about October 6, 2009, Randall N. Drake, C.P.A., P.A, our Independent Registered Certified Public Accountants (“Drake”), informed us that the accounting treatment applied to the issuance of certain shares of common stock (1) for organizational costs and prepaid consulting fees and (2) for a third party’s contributed assets appeared to be improper for the year ended December 31, 2008.  Our review, completed on November 12, 2009, concurred that the accounting treatment was incorrectly applied leading to understated assets in the financial statements.

Accordingly, due to the timing of the above review and the subsequent need to restate December 31, 2008, March 31, 2009 and June 30, 2009 financials and to correct our accounting for September 30, 2009 financials, we were not able to provide our financial statements to the PCAOB Auditor for review in time to meet the third quarter Form 10-Q deadline.  Accordingly, the Form 10-Q for the period ended September 30, 2009, could not be filed without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harrison Law, P.A.	941	723-7564
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vision Industries Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009	By	/s/ MARTIN SCHUERMANN
Martin Schuermann President and Director